UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company (Issuer))

DESERT EQUITY LP
DESERT MANAGEMENT LLC
CAIMAN PARTNERS, L.P.
BRIAN R. KAHN
(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

963801105
(CUSIP Number of Class of Securities)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO relates to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Desert Equity LP on August 13, 2009.

NEWS

FOR IMMEDIATE RELEASE

Contact:

Brian R. Kahn
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

Desert Equity LP Announces Tender for 3.74 Million Shares of White Electronic Designs Corporation

ORLANDO, FL – August 13, 2009 – Desert Equity LP, a Delaware limited partnership (“Desert Equity”), today announced that it intends to make a cash tender offer (the “Offer”) for up to a total of 3,740,000 shares of common stock of White Electronic Designs Corporation (the “Company”) (Nasdaq: WEDC), at a price of $4.25 net per share in cash (subject to applicable withholding of U.S. federal, state and local taxes).  The offer price represents an approximately 5% premium over the Company’s closing stock price of $4.05 on August 12, 2009.  The Offer will be subject to customary conditions for transactions of this type.

Desert Equity is controlled by its general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”).  Brian R. Kahn, the Chairman of the Company’s Board of Directors, is the sole member and manager of Desert Management.  Desert Equity and Desert Management have not carried on any activities other than in connection with the Offer.

The Company recently announced that it believes shareholder value will be most enhanced by a focus on the Company’s core defense electronics business coupled with strategic growth by acquisition in the broad defense market.  The Offer demonstrates Desert Equity’s and its affiliates’ support for the Company’s new focus on strategic growth by acquisition.  The Offer also provides the Company’s shareholders with an opportunity to sell their shares of the Company’s common stock despite limited liquidity in the trading market for such shares.

Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), has committed to provide Desert Equity with the funds necessary to conduct the Offer.  Caiman Partners focuses on public and private market investments in the consumer, manufacturing and defense industries.  Caiman Partners is controlled by its general partner, Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”).  Caiman Capital is controlled by its general partner, Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”).  Caiman Management is controlled by its managing member, Brian R. Kahn.

Mr. Kahn joined the Company’s Board of Directors on February 9, 2009 and has served as Chairman of the Company’s Board since June 15, 2009.  Mr. Kahn has served (i) on the Board’s Compensation Committee and Corporate Governance and Nominating Committee since February 9, 2009, and (ii) on the Board’s Operations Review Committee since July 1, 2009.  Mr. Kahn served on the Board’s Strategic Alternatives Committee from February 9, 2009 until June 9, 2009.

Desert Equity and Desert Management do not currently own any shares of the Company’s common stock.  Caiman Partners directly beneficially owns 803,700 shares or approximately 3.5% of the outstanding shares of the Company’s common stock.  Caiman Management and Caiman Capital each may be deemed to beneficially own the 803,700 shares of the Company’s common stock directly beneficially owned by Caiman Partners.  Brian R. Kahn may be deemed to beneficially own 826,200 shares or approximately 3.6% of the outstanding shares of the Company’s common stock (including the 803,700 shares directly beneficially owned by Caiman Partners and 22,500 shares of restricted stock granted to Mr. Kahn pursuant to the Company’s 2006 Director Restricted Stock Plan).

The shares to be purchased pursuant to the Offer represent approximately 16.3% of the outstanding shares of the Company’s common stock.

Upon completion of the Offer (assuming that 3,740,000 shares of the Company’s common stock are tendered by the Company’s shareholders and accepted for payment by Desert Equity), (i) Desert Equity will directly beneficially own 3,740,000 shares or approximately 16.3% of the outstanding shares of the Company’s common stock, (ii) Desert Management may be deemed to beneficially own the 3,740,000 shares of the Company’s common stock directly beneficially owned by Desert Equity, and (iii) Brian R. Kahn may be deemed to beneficially own 4,566,200 shares or approximately 19.9% of the outstanding shares of the Company’s common stock (including the 803,700 shares directly beneficially owned by Caiman Partners, the 3,740,000 shares directly beneficially owned by Desert Equity, and 22,500 shares of restricted stock granted to Mr. Kahn pursuant to the Company’s 2006 Director Restricted Stock Plan).

Once the Offer is commenced, the offering materials will be filed with the Securities and Exchange Commission and copies of the offering materials will be promptly furnished, at Desert Equity’s expense, to Company shareholders who request such materials.  The Company’s shareholders are urged to read the offering materials when they become available because they will contain important information.  The Offer has not been reviewed by the Company’s Board or management of the Company.  The Company’s Board is required by law to communicate its views regarding the Offer to the Company’s shareholders within ten business days from the date the Offer is commenced.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES.  DESERT EQUITY HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN.  THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL.  INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT FOR THE OFFER AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  THE TENDER OFFER STATEMENT FOR THE OFFER WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”).  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV.  THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DESERT EQUITY OR ITS REPRESENTATIVES.